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SEC

17006013

SEC
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FEB 28 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kensington Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 13th Avenue
(No. and Street)

Brooklyn (City) NY (State) 11219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Z Fischer 561-483-6335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil D Rischall, CPA
(Name – *if individual, state last, first, middle name*)

146 Spencer St Ste 4014 (Address) Brooklyn (City) NY (State) 11205 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OW

OATH OR AFFIRMATION

I, Moses Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kennsington Capital Corp, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

I have audited the accompanying statement of financial condition of KENSINGTON CAPITAL CORP., a New York corporation as of December 31, 2016 and the related statements of income, stockholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KENSINGTON CAPITAL CORP., as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information and computations of net capital has been subjected to audit procedures performed in conjunction with the audit of KENSINGTON CAPITAL CORP.'s financial statements. The supplementary information and computations of net capital is the responsibility of KENSINGTON CAPITAL CORP.'s management. My audit procedures included determining whether the supplementary information and computations of net capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information and computations of net capital. In performing my opinion on the supplementary information and computations of net capital, I evaluated whether the supplementary information and computations of net capital, included in its form and content presented in conformity with 17 C.F.R. § 240. 17a-5. In my opinion, the supplementary information and computations of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Neil D. Rischall,
Certified Public Accountant
Brooklyn, New York
February 22, 2017

KENSINGTON CAPITAL CORP.
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	66,922
Due from Broker		192,294
Margin Interest Receivable (over 30 days)		37,265
Prepaid expenses & Other Receivables		7,078
Securities - Long (Market Value)		64,592
Furniture, Fixtures and Equipment, at cost, less accumulated depreciation of $ 1,474		2,789
TOTAL ASSETS	$	370,940

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued expenses and Payroll Taxes	$	25,106
Accrued Salaries		46,091
Total Liabilities		71,197
Stockholders' Equity		
Common Stock - no par value; authorized, issued and outstanding, 200 shares		40,000
Additional Paid-in Capital		271,738
Retained Earnings		(11,995)
Total Stockholder's Equity		299,743
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	370,940

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
Statements of Income (Loss)
For the Year Ended December 31, 2016

INCOME		
Commission Revenue	$	396,408
Gain on Securities Trading (Note 9)		1,076
Interest and Dividend Income		412,730
Other Income		76,604
Total Income		886,818
OPERATING EXPENSES		
Salaries - Other		196,100
Salaries - Officers		180,028
Payroll Tax & Preparation		31,952
Health Insurance and other Benefits		9,054
Clearing and Correspondant Costs		90,137
Advertising and Promotions		147,684
Auto Expense		37,212
Legal & Professional Fees		29,900
Rent		31,500
Office		20,326
Telephone		15,191
Depreciation		562
Donations		14,964
Utilities		5,931
Regulatory Fees		6,992
Travel and Entertainment		17,180
Corp Taxes		1,401
Other Expenses		52,387
Total Operating Expenses		888,503
Operating Loss		(1,685)
Provision for Income Taxes		-
Net Loss	$	(1,685)

KENSINGTON CAPITAL CORP.
Statements of Changes in Stockholders Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of Year	$ 40,000	271,738	(10,310)	301,428
Net Loss			(1,685)	(1,685)
End of Year	$ 40,000	271,738	(11,995)	299,743

KENSINGTON CAPITAL CORP.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net Income (Loss)	$	(1,685)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		562
Changes in assets and liabilities:		
(Increase) decrease in:		
Securities		(848)
Due to/from Clearing Broker		(16,031)
Money Market Account		4,344
Margin Interest Receivable		(37,265)
Prepaid Expenses		9,915
Loans Receivable		17,780
Increase(decrease) in:		
Accrued Expenses & Payroll Taxes		(6,129)
Accrued Salaries		15,734
Total adjustments		(11,938)
Cash flows from financing activities		
Purchase of Fixed Assets		(1,293)
Money Market		-
Net cash used by financing activities		(1,293)
Net decrease in cash and equivalents		(14,917)
Cash and equivalents, beginning		81,839
Cash and equivalents, ending	$	66,922

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.

For the Year Ended December 31, 2016

Computation of Net Capital Under Rule 15c3-1
of the Securities and exchange Commission

Computation of Net Capital Members' Equity	$	299,743
Deductions – Non – Allowable Assets		(47,131)
Deductions – Other Charges		(154)
Haircuts on Securities		(9,942)
Net Capital, as defined		242,516
Minimum net capital required		100,000
Net Capital in excess of minimum requirement	$	142,516
Excess net capital at 1000%	$	122,516

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$	71,197

Ratio of aggregate indebtedness to net capital

Total Aggregate indebtedness	$	71,197	= 29.36%
Net Capital	$	242,516	

The ration of aggregate indebtedness to net capital is .2426 to 1
To 1 compared to the maximum allowable ration of 15 to 1.

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

KENSINGTON CAPITAL CORP.

For the Year Ended December 31, 2016

Information Relating to the Posession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$	242,916
Net Capital, as computed	$	242,916
Aggregate indebtedness, per focus report	$	71,197
Aggregate indebtedness, as computed	$	71,197

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

KENSINGTON CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

KENSINGTON CAPITAL CORP. (the Company) was organized and commenced operations in June 1982. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by a clearing broker, on a fully disclosed basis. For financial statement and income tax purposes the Company records income and expenses using the accrual basis of accounting.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method (half-year convention) or modified accelerated cost recovery method over the estimated useful lives. The estimated useful lives of property and equipment are from 3 to 5 years. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation:

Depreciation is computed for both financial reporting purposes and federal income tax purposes using the straight-line method or modified accelerated cost recovery method. The effect of this departure from a generally accepted depreciation method has been determined to have no material effect on the financial statements.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $ 147,684 for the year ended December 31, 2016.

Provision for Bad Debts

The Company uses the direct write off method for reporting its bad debts. There were no bad debts for the current year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets

and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the federal depository insurance limits.

NOTE 2 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2016 the carrying amounts reported in the balance sheet for cash, property and equipment and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 3- DUE FROM BROKER

The Company's securities transactions are cleared through Hilltop Securities, formally known as FirstSouthwest Company, and all the Company's trading accounts and customer's accounts are carried by Hilltop Securities. Hilltop Securities remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges, trading errors and miscellaneous related charges, at the end of the month.

NOTE 4 - SECURITIES

Securities consist of marketable equity securities at quoted market values.

NOTE 5 - SECURITIES SOLD - NOT YET PURCHASED

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values. The Company is not holding any of these positions.

NOTE 6 – PROPERTY AND EQUIPMENT

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$2,663
Computers	5	1,599
		4,262
Less: accumulated depreciation		(1,473)
		$2,789

Depreciation expense for the year ended December 31, 2016 was $ 516. The Company uses the straight line method of depreciation.

NOTE 7 - PROFIT ON TRADING

This amount includes unrealized gains (losses) on securities, as follows:

Securities	64,593
Securities Sold Not Yet Purchased (Short Sales)	0

NOTE 8 - INCOME TAXES

The Company has elected, by unanimous consent of its shareholders to be taxed under the provisions of sub-Chapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

NOTE 9 - INTERNAL CONTROL

No material inadequacies were found to exist.

NOTE 10 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016 the Company had net capital of $242,516 which was $142,516 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .2426 to 1.

\

NOTE 10 (continued)

The Company is also subject to the Regulation 1.17 under the Commodity Futures Trading Commission (CFTC) which requires that the Company maintain a minimum net capital, as defined, in the amount of $100,000.

At December 31, 2016, the Company's net capital was $142,516 in excess of the CFTC's minimum requirement.

NOTE 11- OFFICERS LOANS

As of December 31, 2016 there are non interesting bearing loans from officers in the amount of $4,056. One of the officers paid back $10,000 by accepting that amount as income on his W-2. A bad debt expense was taken for $9,237 as that amount was from an officer that is no longer with the company. The additional increase of $ 1,657 was expenses paid by the company on behalf of an officer that will be paid back.

NOTE 12 - DISTRIBUTIONS TO SHAREHOLDERS

In accordance with the loan agreements and shareholders' employment agreement, the shareholders are entitled to receive corporation distributions or shareholder/officer bonuses equal to the additional individual income taxes incurred for their proportionate share of the Company's taxable income.

During the twelve (12) months ended December 31, 2016 the Company made no distributions to its shareholders from retained earnings.

NOTE 13 – RELATED PARTY TRANSACTIONS

There were no related party transactions during the year.

KENSINGTON CAPITAL CORP.

KENSINGTON CAPITAL CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
DECEMBER 31, 2016

There were no material differences between audited and unaudited focus reports.

KENSINGTON CAPITAL CORP.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Kensington Capital Corp is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) of Rule 15c3-3 as all transactions are cleared through First Southwest Securities, Inc. on a fully disclosed basis:

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Neil D. Rischall CPA

Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

Report of Independent Auditor's Report on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

In planning and performing my audit of the financial statements of KENSIGNTON CAPITAL CORP. as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. I did not include in my study tests on the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; nor did I include in our study tests on the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or customer assets during the year ended December 31, 2016.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow Management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be used and should not be used by anyone other than these specified parties.

Neil D. Rischall,
Certified Public Accountant
Brooklyn, New York
February 22, 2017

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

February 22, 2017

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

I have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report — Part !IA, Exemptive Provision under Rule 15c3-3" in which (1) Kensington Capital Corp identified the following provisions of 17 C.F.R. 15c3-3(k) under which Kensington Capital Corp claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Kensington Capital Corp stated that Kensington Capital Corp met the identified exemption provisions throughout the most recent fiscal year without exception. Kensington Capital Corp's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kensington Capital Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Neil D. Rischall,
Certified Public Accountant
Brooklyn, New York
February 22, 2017

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

February 22, 2017

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Kensington Capital Corp. as of December 31, 2016

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-17A-5) present fairly the financial position of Kensington Capital Corp. as of December 31, 2016 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.

Neil D. Rischall,
Certified Public Accountant

Brooklyn, New York
February 22, 2017

Neil D. Rischall CPA

Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email: CPA@post.com

To the Board of Directors of Kensington Capital
Corp. 4910 13th Avenue
Brooklyn, NY 112109

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Kensington Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Kensington Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kensington Capital Corp.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Neil D. Rischall CPA
Brooklyn, NY

February 22, 2017

Kensington Capital Corp
4910 13th Avenue
Brooklyn, NY 11219

February 7, 2017

Neil D Rischall CPA
146 Spencer Street
Suite 4014
Brooklyn, NY 11205

Exemption Report

RE: Kensington Capital Corp. year end 2016 Certified Audit

Kensington Capital Corp. is operating under the k2-Ii exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm is an introducing broker and has a clearing arrangement with Hilltop Securities, Inc.

All checks received are made payable to the clearing firm and immediately deposited into the special account for the exclusive benefit of customers, and no securities are held by the broker dealer. The broker dealer does not take custody of customer's securities or hold any customer funds, therefore qualifies for the exemption under the rule, To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

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Moses Silver
CEO